

February 5, 2008

Mr. Thomas Cawley
Chief Financial Officer
Peet's Coffee & Tea Inc.
1400 Park Avenue
Emeryville, CA 94608

Re: Peet's Coffee & Tea Inc.
Form 10-K filed April 2, 2007
Schedule 14A filed April 11, 2007
File No. 0-32330

Dear Mr. Cawley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director